QuickLinks -- Click here to rapidly navigate through this document

Exhibit (e)(3)

Excerpts from Note 12 to the annual consolidated financial statements of the Company contained in the Company's Annual Report on Form 10-K405 for the Fiscal Year Ended December 31, 2000

    Certain officers and employees of the Company were issued shares of common stock in the Company upon its formation, with a corresponding receivable recorded for the fair value of the stock. The initial value of the 500 issued shares and corresponding receivables was $1.5 million.

    As certain performance levels are achieved over a five-year period, a portion of the receivable balance is forgiven and considered compensation to the officers and employees. In 2000 and 1999, the amount accrued to the allowance for estimated forgiveness and expensed as compensation was $334,000 and $245,000, respectively. The balance of the notes receivable at December 31, 2000 and 1999 was $317,000 and $651,000, respectively. The Company charges interest on the outstanding receivable balance at a rate equal to its average annual borrowing rate (7.24% at December 31, 2000). Interest income recorded on the notes was $119,000 and $110,000 in 2000 and 1999, respectively.

    In 1998 and through October 31, 1999, the Company was charged for direct costs incurred by MidAmerican Holdings on its behalf for legal, accounting, cash management and human resource services. MidAmerican Holdings also allocated indirect costs for corporate overhead such as executive costs, director's fees, and MidAmerican Holdings interest. MidAmerican Holdings allocated indirect costs to its subsidiaries based on their individual total assets and payroll. Management believes this method for allocating indirect cost is reasonable, and the costs reasonably approximate those costs that would have been incurred on a stand-alone basis.

    Beginning November 1, 1999, the Company is charged $50,000 per month for costs incurred by MidAmerican Holdings on its behalf for legal, treasury, employee benefit plan and insurance administration and other services, pursuant to a services agreement plus employee and out-of-pocket costs and expenses incurred by MidAmerican Holdings.

QuickLinks

Excerpts from Note 12 to the annual consolidated financial statements of the Company contained in the Company's Annual Report on Form 10-K405 for the Fiscal Year Ended December 31, 2000